May 12, 2021

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Scott Stringer
Joel Parker

Re: GameStop Corp.
Form 10-K for the Fiscal Year Ended January 30, 2021
Filed March 23, 2021
Form 8-K Filed March 23, 2021
File No. 1-32637

Ladies and Gentlemen:
This letter is submitted in response to the letter dated April 28, 2021 from the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) to Diana Saadeh-Jajeh, Interim Chief Financial Officer and Chief Accounting Officer of GameStop Corp. (the “Company”). For ease of reference, the comment in the SEC letter is presented below in bold italics and is followed by the Company’s response.
Form 8-K Filed March 23, 2021
Exhibit 99.1
Non-GAAP Results

1.    We note in arriving at adjusted net income you have included a tax valuation allowance adjustment. Please tell us what this adjustment represents, how you calculated the amount and why it is appropriate.
Response:
As a supplement to our financial results presented in accordance with GAAP in our quarterly earnings press releases, we present adjusted net income (loss), a non-GAAP financial measure. Our computation of adjusted net income (loss) presented in our earnings press release for fiscal year 2020 includes the effect of a $53 million tax valuation allowance computed in accordance with GAAP.
Management considers adjusted net income (loss) in assessing our core operating performance and believes this measure provides useful information to investors in comparing our core operating performance over multiple periods. Insofar as the tax valuation allowance is a non-cash adjustment that primarily reflects our expectations of, and assumptions as to, future operating results and applicable tax laws, rather than our current period performance, and is not used by management to assess the core profitability of our business operations, we believe exclusion of the deferred tax valuation allowance helps to clarify our current period performance and afford investors a view of what management considers in its assessment of core operating performance.

In the first fiscal quarter of fiscal 2020, we recorded a valuation allowance on $53 million of U.S. and state deferred tax assets. Notes 2 and 10 of the unaudited financial statements included in our Quarterly Report on Form 10-Q for the quarter ended May 2, 2020 discuss our assessment of the recoverability of these deferred tax assets and our rationale for recording the valuation allowance. Note 9 of the audited financial statements included in our Annual Report on Form 10-K for the year ended January 30, 2021 (the “2020 Form 10-K”) further details the components of the first quarter valuation allowance ($45.5 million in respect of U.S. deferred tax assets and $7.6 million in respect of state deferred tax assets).
We wish to highlight for the Staff that, in preparing this response, we identified that the $53 million add-back to net income on account of the valuation allowance in our computation of adjusted net income (loss) inadvertently omitted a $29.2 million valuation allowance that we recorded in the fourth quarter of fiscal year 2020 in respect of foreign deferred tax assets. This allowance is disclosed in Note 9 of the 2020 Form 10-K and together with the above-referenced $45.5 million and $7.6 million in respect of U.S. deferred tax assets and state deferred tax assets, respectively, equates to a total of $82.3 million of valuation allowances. In future earnings releases that disclose, for comparative purposes, adjusted net income (loss) for fiscal year 2020, we will include the additional $29.2 million. This correction does not, and will not, affect our financial statements prepared in accordance with GAAP.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (650) 863-2396.
Sincerely,
/s/ Diana Saadeh-Jajeh
Diana Saadeh-Jajeh
Interim Chief Financial Officer and Chief Accounting Officer
GameStop Corp.